April 2013

Dear 3M Company Shareholders:

Clean Yield Asset Management, a registered investment advisors specializing in social responsible asset management, seeks your support1 for Item No. 5 on the 3M proxy ballot, which has been filed by our client David Rodgers.

The resolved clause states:

The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

In light of the unprecedented spending by corporations in the 2012 elections, we believe there is reason for concern about the potential risk to shareholder value by the use of company funds to influence election outcomes. In this letter we will explain the nature of our concerns and bring to your attention several studies that challenge the idea that corporate political spending is beneficial to shareholders.  Given the unclear returns and potential business risks of this use of company funds, we believe that companies can best minimize this threat to shareholder value by establishing a policy to refrain from using corporate funds to influence any political outcome.

In our view, a comprehensive implementation of a prohibition on spending from the corporate treasury would ultimately prohibit: (1) direct contributions to candidates and parties at the state level (such gifts at the federal level are already disallowed under federal law), and (2) indirect contributions from treasury funds, by which we mean those made to third-party recipients (such as trade associations, 527s and 501(c)(4)s) for the purpose of political spending. It is especially through these latter avenues that the existing ban on corporate political giving at the federal level is skirted.

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Clean Yield Asset Management will not accept proxies if sent. Clean Yield Asset Management urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Clean Yield Asset Management.

Reasons to Support the Proposal

1.
Increased corporate spending in campaign elections is unpopular among the majority of the American public, and consequently exposes companies to business and reputational risk. By eliminating such spending, companies can reduce risk and protect shareholder value.

2.	Some academic studies indicate that political spending may not have a positive impact on the company’s bottom line and, in fact, may erode shareholder value.

3.	3M has spent considerable sums to influence election outcomes, with weak accountability and transparency measures in place to oversee this use of company funds.

4.	A growing number of companies are making the determination that it is in their best interest to refrain from political giving.

5.
The proposal would not curtail 3M’s ability to engage in the political process, as other means are well available to communicate views to policymakers (e.g., lobbying, which this proposal does not seek to curtail).

1. Increased corporate spending in campaign elections is unpopular among the majority of the American public, and consequently exposes companies to business and reputation risk. By eliminating such spending, companies can reduce such risk and protect shareholder value.

Experts have estimated that a record-breaking $6.3 billion was spent in the 2012 electoral cycle. This represents an increase by nearly 15% from 2008 levels, largely enabled by the Supreme Court’s 2010 Citizens United v. FEC decision, which allowed unions and corporations to contribute unlimited amounts to “independent” spending organizations.2

These developments are deeply unpopular among the U.S. public, across party lines:

•
More than 8 in 10 Americans support limits on the amount of money given to groups trying to influence U.S. elections (with 85% support among Democrats, 81% among Republicans, and 78% among independents), according to a 2012 poll by the Associated Press and the National Constitution Center.3

2 Center for Responsive Politics, March 13, 2013 (http://www.opensecrets.org/news/2013/03/the-2012-election-our-price-tag-fin.html).
3 http://blogs.wsj.com/law/2012/09/17/poll-most-american-support-limits-on-political-spending

•
79% of respondents to a 2012 Bannon Communications poll said they would boycott a company to protest its political spending, 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.4

•
A recent study by Global Strategy Group concluded that corporations have more to lose than gain through their involvement in politics in terms of their public image. The study found that “[O]n average…a company’s favorable rating dropped by a whopping 42 points among people that disagreed with its stance. Among people that agreed with the position, there was no statically significant change in a company’s favorable rating.”5

During a time when public support for high spending levels in elections is low, investors are concerned about the reputational risk that 3M exposes itself to by continuing to engage in political spending.  For example, investors need to be sensitive to the market and brand risk to companies that are perceived as too deeply engaged in the political process.

2.   Some academic studies indicate that political spending may not have a positive impact on the company’s bottom line and, in fact, may erode shareholder value.

Several recent academic studies suggest campaign contributions represent a diversion of resources that may stunt the long-term growth of the company:

•
A 2012 study from the University of Minnesota found that companies contributing to PACS and other outside political groups (between 1991 and 2004) grew more slowly than other firms; had worse cash flow; invested less and spent less on R&D; and were linked to poor corporate governance. The study concludes that “[F]or longer-horizon returns, we find no evidence of a positive effect of donating to winners in either presidential or congressional elections.”6

•
A 2012 study from Harvard Law Professor Jonathan C. Coates finds that “firms that were politically active in 2008 had lower value in 2010 than other firms, consistent with politics at least partly causing and not merely correlating with lower value. Overall, the results are inconsistent with politics generally serving shareholder interests.” The study cites increased managerial costs associated with high political spending levels, and the misuse of company funds to advance the personal political ambitions of senior management as potential grounds for these negative findings.7

4http://www.citizen.org/documents/bannon-communications-research-executive-summary.pdf
5http://images.politico.com/global/2013/03/27/gsg_study_white_paper_business_and_politics_do_they_mix.html
6Rajesh Aggarwal, Felix Meschke, and Tracy Yue Wang, “Corporate Political Donations: Investment or Agency?” April 5, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=972670).
7 John Coates, Harvard Law School, “Corporate Politics, Governance, and Value Before and After Citizens United,” July 6, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608).

Consequently, proponents are concerned that the use of company funds to influence campaign elections may be a poor investment that could even exacerbate risk to shareholder value.

These and additional studies are annotated in the appendix.

3.   3M has spent considerable sums to influence election outcomes, with weak accountability and transparency measures in place to oversee this use of company funds.

As investors, we seek to understand and minimize business risk with respect to the company’s role in the public policy arena. We do so by encouraging transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Thus we are concerned by 3M’s poor scores on the annual CPA-Zicklin Index, which ranks the S&P 200 on 25 indicators related to political spending disclosure, policies, compliance, and oversight. In 2012, 3M’s score was 24 out of 100.8

Since 2002, 3M and its political action committee have spent over in $1.75 million in donations to federal PACs, parties, candidates and outside spending groups (Center for Responsive Politics). At the state level, 3M, its PAC and employees together have spent over $875,000 in state races since 2002 (Institute for Money in State Politics). 3M has not clarified how much of these funds originated from the corporate treasury.

According to a 2011 report prepared by the Center for Political Accountability, between 2002 and 2011, 3M contributed nearly $550,000 to Section 527 organizations (such as the Democratic and Republic Governors Associations), and nearly $90,000 to ballot referendums in  four states.9

Shareholders do not have access to the portions of the amounts 3M pays to trade associations that are used for the associations’ political spending.

The Center for Political Accountability’s 2011 profile of 3M explains why this opacity is detrimental: “While not all trade associations are politically active, several major industry groups carry significant political weight,” such as the U.S. Chamber of Commerce, the National Association of Manufacturers, and the National Mining Association, of which 3M has been a member (and presumably still; because corporations are not required to list their trade association memberships, the status of these memberships is unclear and as of this date, 3M has not disclosed its memberships.) These three trade associations spent substantial portions of their 2009 budgets on lobbying and political activities, and yet 3M’s public policy positions on critical matters such as regulation concerning climate change regulation and clean water clashed with those of these associations. The report states:

8 The 2012 CPA-Zicklin Index of Corporate Political Accountability and Disclosure
(http://www.zicklincenter.org/collaborations/hills/CPA-Zicklin%20Index%20-%202012%20-%20report%20-%2009-18-12.pdf).
9 Center for Political Accountability Political Transparency and Accountability Profile: 3M, at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/5154.

Given 3M’s stated positions on the above issues, inadequate disclosure of its indirect spending through its trade associations and other third party groups can be problematic because shareholders may not be able to evaluate whether the company’s political giving aligns with the mission and values of the company.10

The risks of such misalignment were actualized for 3M in the summer of 2010. In that year, 3M was among a handful of prominent Minnesota companies that contributed to a candidate (via a third party group, Minnesota Forward) who was so controversial that the disclosure of the contributions led to a powerful public backlash against the company with the most powerful brand recognition, Target Corporation. 3M ignored the public backlash and made a second large contribution to Minnesota Forward. This risk-taking led a group of shareholders to approach 3M with a shareholder resolution and to engage in dialogue with them about these issues.11

4.   There are a growing number of companies that are making the determination that it is in their best interest to refrain from political giving.

According to the Sustainable Investments Institute, as of 2012, 64 companies (up from 40 in 2010) had some type of explicit prohibition in place regarding political spending from treasury funds.12

5.   The proposals would not curtail 3M’s ability to engage in the political process because other avenues are available to communicate its views to policymakers.

Our proposal does not seek to constrain the companies’ ability to lobby elected officials or administer employee political action committees. Rather, this proposal seeks to address the use of corporate treasury funds to influence the outcomes of elections.

Conclusion

3M spend considerable funds to influence election outcomes.  Shareholders are concerned that this use of company funds exposes 3M to business and reputational risks, while the value to shareholders is at best unclear. A self-imposed ban on this use of company funds would reduce the risk to shareholder value while still allowing 3M to freely express its views on public policy. Consequently, shareholders believe that 3M should refrain entirely from using company funds to influence election outcomes and we urge you to vote in favor of this resolution.

For further information, contact  Shelley Alpern, Director of Social Research Shareholder Advocacy, Clean Yield Asset Management, shelley@cleanyield.com.

10 Ibid.
11 The author of this letter participated in the filing of the 2010 shareholder resolution.
12 Source: Heidi Welsh, Sustainable Investments Institute, November 2012.

Appendix

The studies below challenge the notion that corporate political spending contributes to long-term positive returns for shareholders, and in some cases, the studies suggest that such spending may harm hurt companies and result in lower shareholder value.

Rajesh Aggarwal, Felix Meschke, and Tracy Yue Wang, Corporate Political Donations: Investment or Agency?, April 5, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=972670).

This study found that companies contributing to political action committees and other outside political groups between 1991 and 2004 grew more slowly than other firms, invested less and spent less on R&D, and were linked to poor corporate governance:

•	Among the sample set of 1,381 companies, an increase in soft money and 527 Committee donations of $10,000 is associated with a reduction in excess returns of 7.4 basis points in the following year.

•
The paper found that larger corporate political donations are “symptomatic of wider agency problems in the firm” and are associated with poor corporate governance, and that “better corporate governance (smaller boards, CEOs who are not also chairman of their board, less abnormal CEO compensation, larger block ownership, and larger institutional ownership) is associated with smaller donations.”

•	“Importantly, we generally find that donating to either winners or losers is associated with worse returns than not donating at all.”

•	Additionally, the study found that corporate political donations are not positively correlated with more favorable treatment from politicians.

Jeffrey M. Drope & Wendy L. Hansen, Futility and Free Riding: Corporate Political Participation and Taxation Rates in the United States, Business and Politics, Vol. 10, No. 3, 2009. (http://www.degruyter.com/view/j/bap.2009.10.3/bap.2009.10.3.1238/bap.2009.10.3.1238.xml)

Supports the Aggarwal Study’s findings that political donations do not represent investments in political capital.

Contrary perhaps to popular belief, or at least anecdotal illustration, we find after controlling for firm size and industry-level tax rates, among other controls, that there is no discernible effect of political spending on firm-level taxation: firms that spend more in an effort to affect policy generally or tax policy specifically are no more likely to benefit from lower tax rates.

John Coates, Harvard Law School, Corporate Politics, Governance, and Value Before and After Citizens United, July 6, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608)

•	Corporate political activity results in lower corporate value.

... [F]irms that were politically active in 2008 had lower value in 2010 than other firms, consistent with politics at least partly causing and not merely correlating with lower value. Overall, the results are inconsistent with politics generally serving shareholder interests, and support proposals to require disclosure of political activity to shareholders.

•
“[Corporate political spending] correlates positively with measures of managerial agency costs” and “correlates positively with the significant fraction (11%) of large firm CEOs who gain post-CEO political office.” This suggests that some CEOs appear to be spending shareholder money to advance their own future political aspirations regardless of the best interests of the company.

Stephen Ansolabehere, James M. Snyder, Jr. and Michiko Ueda, Massachusetts Institute of Technology, Did Firms Profit from Soft Money? January 2004 (http://economics.mit.edu/files/1215).

Based on a detailed event study, concludes that firms that spend large amounts of money in the political arena did not enjoy excess returns as a result of that spending.

Michael Hadani and Douglas A. Schuler, In Search of El Dorado: The Elusive Financial Returns on Corporate Political Investments, July 13, 2012 (http://onlinelibrary.wiley.com/doi/10.1002/smj.2006/abstract)

Investigating the relationship between corporate political activity and financial returns on a set of 943 S&P 1500 firms between 1998 and 2008, this study found that corporate political investments are negatively associated with market performance and cumulative political investments negatively affect both market and accounting performance.